Confidential Treatment Requested by Griffon Corporation

GRIFFON CORPORATION
712 Fifth Avenue
New York, New York 10019

VIA EDGAR TRANSMISSION

May 23, 2011

Mr. W. John Cash
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington D.C. 20549-4631

Re:	Griffon Corporation
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed November 17, 2010
Response Letter Dated April 21, 2011
File No. 1-06620

Dear Mr. Cash:

Thank you for your letter dated April 29, 2011 on the above referenced matters. In reply to your comments, Griffon Corporation is responding as detailed below. For your convenience, our responses follow each of your comments, which are reproduced below.

Form 10-K for Fiscal Year Ended September 30, 2010

Financial Statements

Note 20- Business Segment, page 89

1.

We note your response to our prior comment number three. Please provide us a more enhanced analysis to support your economic similarity assertion that includes 3-5 years of sales and gross profits for your Clopay Building Products (CBP) and Ames True Temper (ATT) reporting units.

Response:

CBP and ATT each employ steel and resin as principle raw materials in the manufacture of their respective products. Their margins are affected by fluctuations in the underlying cost of these materials as well as by fuel commodity prices. They have realized similar gross margins in the past and such margins are expected to remain similar in the future.

The schedule below details CBP, ATT and Home & Building Products (HBP) (combined) revenue, gross profit and gross margin for each year in the five-year period ended September 30, 2010. As the schedule demonstrates, while gross margins fluctuate in individual years, CBP and ATT margins never varied more than 4.3 percentage points from one another throughout the five-year period presented, and never more than 2.4 percentage points within the three most recent years. The Company believes, based on information provided below, that aggregation of CBP and ATT is appropriate for segment reporting purposes.

Confidential Treatment Requested by Griffon Corporation

[Rule 83 Confidential Treatment Request by Griffon Corporation]

Home & Building Products 5 Year Gross Margin Analysis
(Dollars in Thousands)

	2006			2007			2008			2009			2010

Revenue:

CPB		$549,701			$479,543			$431,242			$393,414			$389,366
ATT		483,601			500,767			503,453			452,191			427,917

HBP		$1,033,302			$980,310			$934,695			$845,605			$817,283

Gross Profit:

CPB	$	[******	]	$	[******	]	$	[******	]	$	[******	]	$	[******	]
ATT		127,984			121,416			130,844			126,272			137,960

HBP	$	[******	]	$	[******	]	$	[******	]	$	[******	]	$	[******	]

Gross Margin:

CPB		[***	]%		[***	]%		[***	]%		[***	]%		[***	]%
ATT		26.5%			24.2%			26.0%			27.9%			32.2%
HBP		[***	]%		[***	]%		[***	]%		[***	]%		[***	]%

In addition to the foregoing, on Friday, May 20, 2011, Griffon announced that it would consolidate the leadership of its HBP segment under Eugene C. Colleran, the newly named President of HBP, who will be responsible for CBP and ATT operating results. Duane R. Greenly, CEO of ATT, retired. Mr. Colleran reports directly to Griffon’s CEO, Ronald J. Kramer. For the following reasons, HBP is now considered a single reporting unit:

  It engages in business activities from which it may earn revenue and incur expenses;

  Its operating results going forward will be regularly reviewed by Griffon’s chief operating decision maker (CODM), CEO Ronald J. Kramer; and

  It has discrete financial information.

Additionally, the segment is reported as one business unit to the CODM who assesses performance and allocates capital based on this information. Information provided to the board of directors includes combined financial and qualitative information of HBP.

2.	In accordance with ASC 280-10-50-40, please revise future filings to disclose the revenues from external customers for each product or each group of similar products underlying your business segments.

Response:

In future filings, our segment disclosures will include separate disclosure of the revenue for each of the door and tool product lines.

Very truly yours,

/s/ Douglas J. Wetmore

Douglas J. Wetmore
Executive Vice President and
Chief Financial Officer